UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): January 6, 2015

COVIDIEN PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Ireland	001-33259	98-0624794
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

20 On Hatch, Lower Hatch Street

Dublin 2, Ireland

(Address of Principal Executive Offices, including Zip Code)

+353 1 438-1700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07	Submission of Matters to a Vote of Security Holders.

On January 6, 2015, Covidien plc, a public limited company organized under the laws of Ireland (“Covidien”), held a special court-ordered meeting of shareholders (the “Court Meeting”) and an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”), in each case relating to the pending acquisition of Covidien by Medtronic, Inc., a Minnesota corporation (“Medtronic”), through Medtronic Holdings Limited, a new holding company incorporated in Ireland that will be renamed Medtronic plc (“New Medtronic”). The acquisition of Covidien will be effected by means of a “scheme of arrangement” under Irish law, pursuant to the Transaction Agreement, dated as of June 15, 2014, among Covidien, Medtronic, New Medtronic (formerly known as Kalani I Limited), Makani II Limited, Aviation Acquisition Co., Inc. and Aviation Merger Sub, LLC. Covidien’s shareholders approved proposal #1 at the Court Meeting and each of the proposals #1 through #6 at the Extraordinary General Meeting required to approve and implement the scheme of arrangement.

A quorum was present at each of the Court Meeting and the Extraordinary General Meeting. Abstentions are considered present for purposes of determining a quorum. Because the votes required to approve the proposals at the Court Meeting and the Extraordinary General Meeting are based on votes properly cast at the applicable meeting, and because abstentions are not considered votes properly cast, abstentions have no effect on such proposals.

The final results of voting on each of the items submitted to a vote of Covidien’s shareholders at the Court Meeting and the Extraordinary General Meeting are as follows:

Court Meeting

Proposal 1: To approve the scheme of arrangement.

Covidien shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
356,238,702	99.01%	804,853	0.22%	2,744,270

In addition, of the 620 record shareholders voting on the proposal, 541 record shareholders or 87.26% of those voting voted in favor of the proposal and 62 record shareholders or 10.00% voted against the proposal.

The Covidien shares voted in favor of and against the proposal represented 78.69% and 0.18%, respectively, of the 452,731,347 Covidien shares outstanding as of the record date and entitled to vote at the Court Meeting.

Extraordinary General Meeting

Proposal 1: To approve the scheme of arrangement and authorize the directors of Covidien to take all such actions as they consider necessary or appropriate for carrying the scheme of arrangement into effect.

Covidien shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
359,832,802	99.77%	830,780	0.23%	2,746,478

Proposal 2: To approve the cancellation of any Covidien ordinary shares in issue prior to 10:00 p.m., Irish time, on the day before the Irish High Court hearing to sanction the scheme.

Covidien shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
360,037,063	99.77%	831,817	0.23%	2,541,180

Proposal 3: To authorize the directors of Covidien to allot and issue new Covidien shares, fully paid up, to New Medtronic and apply reserves in connection with effecting the scheme.

Covidien shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
360,004,551	99.76%	868,670	0.24%	2,536,839

Proposal 4: To amend the articles of association of Covidien so that any ordinary shares of Covidien that are issued at or after 10:00 p.m., Irish time, on the last business day before the scheme becomes effective are acquired by New Medtronic for the scheme consideration.

Covidien shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
360,038,787	99.77%	826,314	0.23%	2,544,959

Proposal 5: To approve the creation of distributable reserves by reducing all of the share premium of New Medtronic resulting from the issuance of New Medtronic ordinary shares pursuant to the scheme.

Covidien shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
359,800,836	99.70%	1,067,129	0.30%	2,542,095

Proposal 6: To approve, on a non-binding advisory basis, specified compensatory arrangements between Covidien and its named executive officers relating to the transaction.

Covidien shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
342,740,038	95.08%	17,747,122	4.92%	2,922,900

Item 8.01.	Other Events.

On January 6, 2015, Covidien issued a press release announcing the results of its special meetings of shareholders. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release, dated January 6, 2015.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have made available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY

BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

Statement Required by the Irish Takeover Rules

The directors of Covidien plc accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COVIDIEN PUBLIC LIMITED COMPANY

By:	/s/ John W. Kapples
John W. Kapples Vice President and Corporate Secretary

Date: January 6, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit Name

99.1	Press Release, dated January 6, 2015.